 Exhibit 99.1

For Immediate Release – Calgary, Alberta

TSX, NYSE: BXE

BELLATRIX ANNOUNCES A GROWTH FOCUSED 2017 CAPITAL BUDGET THAT DOUBLES YEARLY FUNDS FLOW FROM OPERATIONS ALONG WITH A SUSTAINABLE THREE YEAR DEVELOPMENT PLAN

CALGARY, ALBERTA (January 5, 2017) – Bellatrix Exploration Ltd. (“Bellatrix” or the “Company”) (TSX, NYSE: BXE) is pleased to announce its 2017 capital budget, highlighted by over 10% forecast production growth and key strategic infrastructure investment. Bellatrix is also pleased to outline its three year corporate development plan, which is designed to deliver compound annual growth in annual average production of over 10% through 2019. Following the strategic repositioning efforts undertaken throughout 2016, Bellatrix is poised to deliver strong growth in both production and funds flow from operations in 2017 through the continued development of its core Spirit River play.

Net Capital Budget of $105 Million in 2017 Designed to Deliver Over 10% Production Volume Growth That Doubles Yearly Funds Flow from Operations to $100 Million or $0.40 per Share

Bellatrix’s Board of Directors has approved a net capital budget of $105 million in 2017. The 2017 net capital budget is designed to achieve production growth of over 10% (exit 2016 to exit 2017) and annual average production of 33,500 boe/d. Bellatrix anticipates directing approximately $70 million of its net budget to drilling and completion activity; $13 million towards its share of the construction of Phase 2 of the Bellatrix O'Chiese Nees-Ohpawganu'ck deep-cut gas plant at Alder Flats (the "Alder Flats Plant"); $7 million in land and other minor infrastructure projects; and $15 million in other capital (capitalized general and administrative costs, capitalized interest, and other minor capital investments). In addition, Bellatrix will also fund the previously received prepayment portion of its partner’s 35% share of the cost of construction of Phase 2 of the Alder Flats Plant during calendar 2017, estimated at approximately $18 million.

Bellatrix’s 2017 net capital budget incorporates forward pricing expectations of approximately US$55.80/bbl WTI and $2.72/GJ AECO, and is backstopped by commodity price risk management contracts covering approximately 66% of 2017 forecast average gross natural gas volumes at an average fixed price of approximately $3.36/mcf. Reduced debt levels and interest expense, firmer commodity prices, strong risk management positions, and focused operational initiatives are anticipated to more than double funds flow from operations in 2017 to approximately $100 million, or $0.40 per basic share, compared with 2016 forecast funds flow from operations.

2017 Budget & Guidance Summary

2017 Guidance
Production (boe/d)
2017 Exit production	35,000
2017 Average daily production	33,500
Production Mix (%)
Natural gas	76
Crude oil, condensate and NGLs	24
Net Capital Expenditures ($000)(1)
Drilling, completion and equipping	70,000
Phase 2 of Alder Flats Plant	13,000
Land and infrastructure	7,000
Other capital	15,000
Total net capital expenditures	105,000
Financial
Funds flow from operations ($000)(2)	100,000
Per share - basic ($)	0.40
Production expense ($/boe)(3)	9.00
General and administrative expense ($/boe)	1.90

(1) Net capital spending includes exploration and development capital projects and corporate assets, and excludes property acquisitions and dispositions. Net capital spending also excludes the previously received prepayment portion of Bellatrix's partner’s 35% share of the cost of construction of Phase 2 of the Alder Flats Plant during calendar 2017.

(2) The term “funds flow from operations”, does not have standard meaning under generally accepted accounting principles

(“GAAP”). Refer to “Non-GAAP measures” disclosed at the end of this Press Release.

(3) Production expenses before net processing revenue/fees.

Increased Commodity Risk Management Contracts Support the Three Year Development Plan

Underpinning Bellatrix’s strategic planning process is an active risk management program designed to mute the impact of commodity price volatility and provide greater predictability of future revenue and cash flow.

Over the past several months Bellatrix has methodically increased its risk management protection with approximately 66% of 2017 forecast gross natural gas volumes hedged at an average fixed price of approximately $3.36/mcf. Additionally, Bellatrix has added initial 2018 commodity price risk management protection with approximately 52.5 MMcf/d of 2018 gross natural gas volumes hedged at an average fixed price of approximately $3.11/mcf.

As at January 1, 2017, Bellatrix was party to a series of commodity price risk management contracts for 2017 and 2018 as summarized below:

Product	Financial Contract	Period	Volume	Average Price (1)
Natural gas	Fixed price swap	January 1, 2017 to December 31, 2017	101.4 MMcf/d	$3.36/mcf
Natural gas	Fixed price swap	January 1, 2018 to December 31, 2018	52.5 MMcf/d	$3.11/mcf

(1) The conversion of $/GJ to $/mcf is based on an average corporate heat content rate of 40.6Mj/m3.

Strategically Repositioned for Over 10% Compound Annualized Production Growth Through 2019

Bellatrix completed a series of strategic transactions in 2016, further simplifying the Company’s asset portfolio and materially reducing outstanding bank debt, thereby positioning the Company to return to growth in 2017. Outstanding bank debt as at December 31, 2016 is estimated at $30 million, providing the Company with approximately $70 million of available liquidity (before deducting outstanding letters of credit). Bellatrix is positioned to replace the production, cash flow, and reserves associated with the non-core asset dispositions completed in 2016 from continued development of its low cost Spirit River play, which is supported by strategic infrastructure ownership and operatorship.

With ample firm service capacity, growth in strategic infrastructure and solid commodity price risk management protection, Bellatrix maintains line of sight to organically grow corporate production volumes beyond 42,000 boe/d in late 2019, representing approximately 33% production growth through 2019 and an over 10% compound annual growth rate. In addition, strategic infrastructure investments are expected to further improve margins, netbacks, and operating funds flow due to the combination of lower unit production costs and enhanced revenues over this period.

Bellatrix maintains industry leading efficiencies, spud to on-stream times, and capital costs within the Spirit River formation which delivers superior rates of return and competes as one of the lowest cost natural gas plays in North America. The Company’s three year development plan contemplates drilling approximately 55 net Spirit River and 10 net Cardium wells representing only 14% and 4% of the Company’s 390 net future Spirit River drilling locations and 239 net Cardium drilling locations respectively.

Additionally, Bellatrix retains decades of incremental multi-zone potential in both oil and liquids rich natural gas weighted hydrocarbon charged zones including, but not limited to, the Viking, Belly River, Lower Mannville, Rock Creek, Second White Specks and Duvernay formations. The multi-zone nature of the Deep Basin provides the ability to proactively adjust capital investment to either oil or natural gas weighted projects focused on delivering the highest return and value for shareholders.

Readers are cautioned that comments regarding development plans beyond 2017 represent management estimates, as formal plans have not been approved.

Lower Production Costs, Increased Revenue, and Improved Corporate Capital Efficiencies Expected Upon Completion of Phase 2 of Alder Flats Plant

Bellatrix continues to advance the Phase 2 expansion of the Alder Flats Plant which is expected to more than double the inlet capacity of the Plant from 110 MMcf/d currently to 230 MMcf/d. The project remains on time and budget, scheduled for completion in the second quarter of 2018 and is expected to deliver three primary long term benefits. First, with an expected net increase in available throughput at the Alder Flats Plant by approximately 30 MMcf/d to 57.5 MMcf/d, and an expected increase in production volumes, corporate operating costs are expected to recognize a step change reduction in the second half of 2018 by approximately $1.00/boe (relative to 2017 corporate average production expense guidance), further enhancing the Company’s long term competitiveness. Bellatrix has also secured additional firm service sales gas transportation to coincide with the commissioning of Phase 2 of the Alder Flats Plant. Second, the Phase 2 expansion project is engineered with a colder process to provide deeper liquids extraction capability, thereby enhancing natural gas liquid revenue upon project completion. Third, corporate capital efficiencies are expected to improve as incrementally additional capital can be invested into drilling and completion projects relative to facilities spending subsequent to the first half of 2018.

Operational Update and Upcoming Conference Participation

Bellatrix completed its fourth quarter 2016 capital investment plans despite minor field level delays due to a relatively warmer weather and later start to winter. Full year 2016 production volumes are expected to average modestly below the mid-point of the previously announced guidance range of 35,500 to 36,500 boe/d as minor delays in fourth quarter activity had a relatively immaterial impact to full year average volumes.

As previously announced on December 21, 2016, Bellatrix completed the sale of certain non-core assets in the greater Harmattan area of Alberta for $80 million. Bellatrix’s corporate production volumes are approximately 31,500 boe/d in December after incorporating the disposition of the Harmattan assets, with one 100% working interest Spirit River well drilled and awaiting completion and tie-in for January 2017.

Bellatrix plans to participate at the TD Securities London Energy Conference in London, England on Monday, January 9, 2017. A copy of Bellatrix’s updated corporate presentation will be available at www.bellatrixexploration.com.

Bellatrix Exploration Ltd. is a Western Canadian based growth oriented oil and gas company engaged in the exploration for, and the acquisition, development and production of oil and natural gas reserves in the provinces of Alberta, British Columbia and Saskatchewan. Common shares of Bellatrix trade on the Toronto Stock Exchange and on the New York Stock Exchange under the symbol BXE.

Reader Advisories:

BARRELS OF OIL EQUIVALENT: The term barrels of oil equivalent (“boe”) may be misleading, particularly if used in isolation. A boe conversion ratio of six thousand cubic feet of natural gas to one barrel of oil equivalent (6 mcf/bbl) is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. All boe conversions in this press release are derived from converting gas to oil in the ratio of six thousand cubic feet of gas to one barrel of oil. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency of 6:1, utilizing a conversion on a 6:1 basis may be misleading as an indication of value.

NON-GAAP MEASURES: This press release contains the term "funds flow from operations" which should not be considered an alternative to, or more meaningful than "cash flow from operating activities" as determined in accordance with GAAP as an indicator of the Company's performance. Therefore reference to funds flow from operations or funds flow from operations per share may not be comparable with the calculation of similar measures for other entities. Management uses funds flow from operations to analyze operating performance and leverage and considers funds flow from operations to be a key measure as it demonstrates the Company's ability to generate the cash necessary to fund future capital investments and to repay debt. The reconciliation between cash flow from operating activities and funds flow from operations can be found in the Company’s most recent management’s discussion and analysis, which may be accessed through the SEDAR website (www.sedar.com). Funds flow from operations per share is calculated using the weighted average number of shares for the period.

DRILLING LOCATIONS: This press release discloses future drilling locations, which can be categorized as follows: (i) proved locations; (ii) probable locations; and (iii) unbooked locations. Proved locations and probable locations are sometimes collectively referred to as “booked locations”, are derived from Bellatrix’s most recent independent reserves evaluation and account for drilling locations that have associated proved plus probable reserves or probable-only reserves, as applicable. Unbooked locations as disclosed herein have been identified by management as an estimation of the Company's multi-year drilling activities using information including evaluation of applicable geologic, seismic, engineering, production, pricing assumptions and reserves information. There is no certainty that Bellatrix will drill all unbooked drilling locations and if drilled there is no certainty that such locations will result in additional oil and gas reserves, resources or production. The drilling locations on which Bellatrix actually drill wells will ultimately depend upon the availability of capital, regulatory approvals, seasonal restrictions, oil and natural gas prices, costs, actual drilling results, additional reservoir information that is obtained and other factors. While the majority of Bellatrix's unbooked locations are extensions or infills of the drilling patterns already recognized by the Company's independent qualified reserves evaluator, other unbooked drilling locations are farther away from existing wells where management may have less information about the characteristics of the reservoir and therefore there may be more uncertainty whether wells will be drilled in such locations and if drilled there may be more uncertainty that such wells will result in additional oil and gas reserves, resources or production. Of the Company’s 390 net future Spirit River drilling locations, 303 represent unbooked locations. Of the Company’s referenced 239 Cardium drilling locations, 105 represent unbooked locations.

FORWARD LOOKING STATEMENTS: This press release contains forward-looking statements within the meaning of applicable securities laws. More particularly and without limitation, this press release contains forward-looking statements concerning the Company’s anticipated 2017 capital budget and the details of the expenditures and expected timing of such expenditures relating to such budget; expected future production volumes, production mix, year over year production growth and expected compound annual growth in annual average production; expectation that Bellatrix is positioned to replace the production, cash flow, and reserves associated with the non-core asset dispositions completed in 2016 from continued development of its low cost Spirit River play; the expected percentage of forecast production covered by commodity price contracts; expected future commodity pricing; expected future funds flow from operations, including specifically the expectation that funds flow from operations in 2017 will more than double to approximately $100 million, or $0.40 per basic share; expectations regarding future production/operating expenses and general and administrative expenses; expectations that the Company is positioned to grow in 2017; expectations regarding outstanding bank debt and available liquidity; expectations regarding the level and sufficiency of the Company’s firm service capacity and the availability thereof; expectations regarding the Company’s capital efficiencies, spud to on-stream times and capital costs; expectations regarding future drilling locations and expectations that the Spirit River play delivers superior rates of return and competes as one of the lowest cost natural gas plays in North America; expectations regarding the Company’s future development of its land holdings, and in particular management’s assessment of the multi-zone potential in other zones in the Deep Basin; expectations regarding the timing and cost of completion of Phase 2 of the Alder Flats Plant, and the expected increase in available throughput resulting from completion thereof; the expectation that operating costs will recognize a step change reduction in the second half of 2018 by approximately $1.00/boe; expectations that Phase 2 of the Alder Flats Plant will provide deeper liquids extraction capability and enhanced natural gas liquids revenue; expectations that corporate capital efficiencies will improve after Phase 2 of the Alder Flats Plant is completed and that additional capital can be invested into drilling and completion projects; expectations regarding full year 2016 production volumes averaging modestly below the mid-point of the previously announced guidance range of 35,500 to 36,500 boe/d; expectations that the Company’s corporate production volumes were approximately 31,500 boe/d in December after incorporating the disposition of Harmattan; and expectations that the Company will participate in the TD Securities London Energy Conference in London, England on Monday January 9, 2017.

To the extent that any forward-looking statements contained herein constitutes a financial outlook, they were approved by management on the date hereof and are included herein to provide readers with an understanding of the anticipated funds available to Bellatrix to fund its operations and readers are cautioned that the information may not be appropriate for other purposes. Forward-looking statements necessarily involve risks, including, without limitation, risks associated with oil and gas exploration, development, exploitation, production, marketing and transportation, loss of markets, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other producers, inability to retain drilling rigs and other services, incorrect assessment of the value of acquisitions, failure to realize the anticipated benefits of acquisitions, delays resulting from or inability to obtain required regulatory approvals and ability to access sufficient capital from internal and external sources. Events or circumstances may cause actual results to differ materially from those predicted, as a result of the risk factors set out and other known and unknown risks, uncertainties, and other factors, many of which are beyond the control of Bellatrix. In addition, forward-looking statements or information are based on a number of factors and assumptions which have been used to develop such statements and information but which may prove to be incorrect and which have been used to develop such statements and information in order to provide shareholders with a more complete perspective on Bellatrix’s future operations. Such information may prove to be incorrect and readers are cautioned that the information may not be appropriate for other purposes. Although the Company believes that the expectations reflected in such forward-looking statements or information are reasonable, undue reliance should not be placed on forward-looking statements because the Company can give no assurance that such expectations will prove to be correct. In particular, as no budgets for 2018 and 2019 have been approved or will be approved in the near future, the Company's expectations and plans for 2018 and 2019 may change as circumstances change and as different opportunities arise, such as acquisition opportunities, and as the Company continues to evaluate its drilling results and opportunities. The 3 year business model presented does not represent management's expectations of the Company's future performance but rather is intended to present management's belief in the economic viability of the Company's long term business. Readers should not use such 3 year business model as a presentation or forecast of the Company's future performance as such performance will differ as a result of a variety of factors including as a result of changes to assumptions and or the occurrence of the risks identified herein.

In addition to other factors and assumptions which may be identified herein, assumptions have been made regarding, among other things: the impact of increasing competition; the general stability of the economic and political environment in which the Company operates; the timely receipt of any required regulatory approvals; the ability of the Company to obtain qualified staff, equipment and services in a timely and cost efficient manner; drilling results; the ability of the operator of the projects which the Company has an interest in to operate the field in a safe, efficient and effective manner; the ability of the Company to obtain financing on acceptable terms; field production rates and decline rates; the ability to replace and expand oil and natural gas reserves through acquisition, development or exploration; the timing and costs of pipeline, storage and facility construction and expansion and the ability of the Company to secure adequate product transportation; future commodity prices; currency, exchange and interest rates; the regulatory framework regarding royalties, taxes and environmental matters in the jurisdictions in which the Company operates; and the ability of the Company to successfully market its oil and natural gas products. Readers are cautioned that the foregoing list is not exhaustive of all factors and assumptions which have been used. As a consequence, actual results may differ materially from those anticipated in the forward-looking statements. Additional information on these and other factors that could affect Bellatrix’s operations and financial results are included in reports on file with Canadian and US securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com), through the SEC website (www.sec.gov), and at Bellatrix’s website (www.bellatrixexploration.com). Furthermore, the forward-looking statements contained herein are made as at the date hereof and Bellatrix does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable securities laws.

For further information, please contact:

Steve Toth, CFA, Vice President, Investor Relations (403) 750-1270

Bellatrix Exploration Ltd.

1920, 800 – 5th Avenue SW

Calgary, Alberta, Canada T2P 3T6

Phone: (403) 266-8670

Fax: (403) 264-8163

www.bellatrixexploration.com